Exhibit (a)(5)(C)

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

FRANK KRAMER, On Behalf Of Himself And All Others Similarly Situated.	Case No.

Plaintiff,	CJ-2011-2627

v.

BRONCO DRILLING COMPANY, INC., D. FRANK HARRISON. RICHARD B. HEFNER, GARY C. HILL, DAVID W. HOUSE, WILLIAM R. SNIPES, and CHESAPEAKE ENERGY CORPORATION,

Defendants.

SUMMONS

Bronco Drilling Company, Inc.

c/o David Treadwell, Registered Agent

16217 N. May Avenue

Edmond. OK 73013

To:	The Above-Named Defendant:

YOU HAVE BEEN SUED by the above-named Plaintiff, and you are directed to file a written answer to the attached Petition in the Court at the above address within twenty (20) days after service of this Summons upon you, exclusive of the day of service. Within the same time, a copy of your answer must be delivered or mailed to the attorney for the Plaintiff

Unless you answer the Petition within the time stated, judgment will be rendered against you with costs of the action.

ISSUED this 19th day of April, 2011.

OKLAHOMA COUNTY COURT CLERK

By:
Deputy Court Clerk

[SEAL]

Attorney(s) for Plaintiff(s):

William B. Federman. OBA #2853

FEDERMAN & SHERWOOD

10205 North Pennsylvania Ave.

Oklahoma City. Oklahoma 73120

Telephone: (405) 235-1560

Facsimile: (405) 239-2112

This Summons was served on	4-19-11
(date of service)

Signature of person serving Summons

YOU MAY SEEK THE ADVICE OF AN ATTORNEY ON ANY MATTER CONNECTED WITH THIS SUIT OR YOUR ANSWER. SUCH ATTORNEY SHOULD BE CONSULTED IMMEDIATELY SO THAT AN ANSWER MAY BE FILED WITHIN THE TIME LIMIT STATED IN THE SUMMONS.

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

DANIEL L. OWENS

FRANK KRAMER, On Behalf Of Himself And All Others Similarly Situated,	Case No.

Plaintiff,	CJ-2011-2627

v.

BRONCO DRILLING COMPANY, INC., D. FRANK HARRISON, RICHARD B. HEFNER, GARY C. HILL, DAVID W. HOUSE, WILLIAM R. SNIPES, and CHESAPEAKE ENERGY CORPORATION,

Defendants.

PLAINTIFF’S CLASS ACTION PETITION

Plaintiff, by his attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through his undersigned counsel), except with respect to his ownership of Bronco Drilling Company, Inc. (“Bronco” or the “Company”) common stock, and his suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action on behalf of the holders of Bronco common stock against Bronco, certain of its officers and directors, and Chesapeake Energy Corporation (“Chesapeake”) arising out of Defendants’ efforts to sell Bronco via an unfair process and at a grossly inadequate and unfair price (the “Proposed Acquisition”) to Chesapeake. In pursuing the unlawful plan to sell Bronco, via an unfair process and for grossly inadequate consideration, each of the Defendants violated applicable law by directly breaching or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith, and fair dealing.

2. Pursuant to the terms of the Proposed Acquisition, Chesapeake will commence a tender offer to acquire all of the outstanding shares of Bronco stock for $11.00 per share.

3. The Proposed Acquisition is the product of a flawed process that is designed to ensure the merger between Bronco and Chesapeake on terms preferential to the Defendants, but detrimental to Plaintiff and the other public stockholders of the Company.

4. The timing of the Proposed Acquisition appears to be extremely opportunistic. Chesapeake’s offer of $11 .00 per share substantially undervalues the Company and is a blatant attempt by Chesapeake to acquire Bronco at a bargain low price right before the Company’s stock price takes off.

5. Specifically, following years of declining stock prices as the result of weak financial results fueled by the decline in the oil industry, Bronco’s stock price has begun trending upward, rising over 310% percent since bottoming out on June 29, 2010, at a price of $3.34 per share. The rise has coincided with improving financial results and increased utilization of the Company’s drilling fleet along with rising oil prices.

6. Now, rather than permit the Company’s public shareholders to reap the benefits of the Company’s re-emerging prospects, Defendants rushed into the Proposed Acquisition immediately following Bronco’s resurgence, effectively placing a cap on the Company’s stock price at an inadequate level and thus ensuring that Chesapeake, rather than the Company’s public shareholders, will take advantage of the Company’s position. In short, Defendants acted quickly for their own benefit, in breach of their fiduciary duties, and to the detriment of the Company’s public shareholders.

7. In essence, the Proposed Acquisition is the product of an unfair and ill-timed process, all to the detriment of Bronco’s shareholders, who are being asked to exchange their stock that is finally trending upward in exchange $11 per share, which provides a mere 6% premium over the $10.40 per share closing price on April 14, 2011, the day before the announcement of the Proposed Acquisition.

8. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

9. This Court has jurisdiction over the causes of action asserted herein. The amount in controversy exceeds the jurisdictional minimum of this Court.

10. This Court has jurisdiction over the Company because Defendant Bronco’s principal place of business is located at 16217 North May Avenue, Edmond, OK 73013. This Court has jurisdiction over the Individual Defendants (defined below) because they are Oklahoma citizens, own property in Oklahoma, and/or reside in Oklahoma. This action is not removable.

11. Jurisdiction over Defendants and venue for this case is proper in this Court because a substantial portion of the alleged conduct occurred in this County.

PARTIES

12. Plaintiff Frank Kramer owns shares of Bronco common stock and has owned such shares at all relevant times.

13. Defendant Bronco is a corporation organized and existing under the laws of the State of Delaware. Bronco maintains its principal offices at 16217 North May Avenue, Edmond, Oklahoma 73013. Bronco provides contract land drilling and workover services to oil and natural gas exploration and production companies in the United States.

14. Defendant D. Frank Harrison has served as served as Chief Executive Officer and a director of the Company since May 2005 and currently serves as the Chairman of the Board of Directors. Mr. Harrison served as President of Harding & Shelton, Inc., a privately held oil and natural gas exploration, drilling and development firm, from 1999 to 2002. From 2002 to 2005. Mr. Harrison served as an agent for the purchase and sale of oil and gas properties for entities controlled by Wexford.

15. Defendant Richard B. Hefner currently serves as a member of the Board of Directors and also serves on the Auditing and Nominating and Governance Committees. Mr. Hefner has served as Vice President of HBH Holding Corporation, which is the general partner of HBH Enterprises Limited Partnership, a private investment company, since December 1995, and Director since April 1996; President of Bonray, Inc., a private oil and gas investment company, since January 2002, and Director since August 1992; and Manager of Bonray Real Estate. L.L.C., a private real estate investment and development company, since May 2000.

16. Defendant Gary C. Hill has served as a director of the Company since August 2006. Dr. Hill also serves as the chairperson of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee. Dr. Hill has served as the Chief of Surgery Service and Chief of Staff at Edmond Medical Center. He also has served as the President of the Edmond Medical Center Hospital Board. Dr. Hill served as the Chief of Surgery Service and Chief of Staff at St. Joseph’s Regional Hospital in Ponca City, Oklahoma.

17. Defendant David W. House has served as a director of Bronco since September 2008. Mr. House is also the chairperson of the Audit Committee and a member of the Compensation Committee. Mr. House served as the President of Primary Natural Resources, Inc. from 2004 to 2008, and as the Chief Financial Officer of Primary Natural Resources, Inc. from 2000 until being appointed its President. From 1996 to 2000, Mr. House served as Senior Vice President of El Paso Corporation’s Mid-Continent Gas Group. From 1979 to 1996, Mr. House served in various positions with Samson Resources Company, including Vice President of Administration and President of Premier Gas Company, a wholly owned subsidiary of Samson Resources Company.

18. Defendant William R. Snipes has served as a director of the Company since February 2006. Mr. Snipes is also the chairperson of the Compensation Committee and a member of both the Audit and Nominating and Corporate Governance Committees. Mr. Snipes has served as the owner and President of Snipes Insurance Agency, Inc., an independent insurance agency concentrating in property and liability insurance, since 1991. From 1981 to 1991, Mr. Snipes was the owner and President of William R. Snipes, CPA, Inc., a public accounting firm concentrating in financial accounting and tax services.

19. The Defendants named above are sometimes collectively referred to herein as the “Individual Defendants.”

20. Defendant Chesapeake is the second-largest producer of natural gas, a Top 20 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, the Chesapeake’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon, Niobrara and Williston Basin unconventional liquids plays.

DEFENDANTS’ FIDUCIARY DUTIES

21. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value the corporation’s shareholders would receive;

(b) will discourage, restrict or prohibit alternative offers for the purchase of control of the corporation or its assets;

(c) contractually prohibits their compliance with their fiduciary obligations;

(d) will adversely affect their duty and ability to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with beneficial treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of Bronco, are obligated to refrain from:

(a) participation in any transaction, where the directors’ or officers’ loyalties may be divided;

(b) participation in any transaction, where the directors or officers will receive or are entitled to receive at personal financial benefit, which is not equally shared by the public shareholders of the company; and/or

(c) unjustly enriching themselves to the detriment of the public shareholders.

23. Plaintiff alleges herein that the Individual Defendants, collectively and as individuals, acted in violation of the fiduciary duties owed to the plaintiff and other public shareholders of Bronco, including their duties of good faith, loyalty, due care, candor and independence.

24. Defendants are also obliged to honor their duty of candor to the Company’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.

25. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action, pursuant to 12 O.S. § 2023, on behalf of a class comprised of all shareholders of defendant Bronco, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants or their successors in interest.

27. The Class for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of February 28, 2011, the Company had 28,800,059 shares of Bronco common stock outstanding, owned by thousands of shareholders of record scattered throughout the United States.

28. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

(a) whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaged in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Bronco;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(f) whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate;

(h) whether Defendant Chesapeake has induced or aided and abetted breaches of fiduciary duty by members of Bronco’s Board of Directors; and

(i) whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

31. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

SUBSTANTIVE ALLEGATIONS

32. By the acts, transactions, and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class of the true value of their investment in the Company.

33. The Proposed Acquisition comes at an inopportune time for Bronco’s shareholders. Specifically, it comes just as the Company has removed itself past the woes of the general economic downturn and is now poised to skyrocket in value.

34. Indeed, starting in the summer of 2008, and as a result of the general economic downturn and the collapse of crude oil prices, Bronco’s stock price plunged from a high of $18.57 per share on June 23, 2008, to a low of $4.47 per share on November 20, 2008. Subsequently, the global recession coupled with the effects of the market paranoia that followed the BP Oil Spill in the Gulf Coast and the subsequent social and political reaction to that tragedy, had a continuing negative impact of the Company’s stock price.

35. More recently, however, as the general economy has continued to improve and as oil and natural gas prices have begun to rebound, the Company’s solid prospects have catapulted its stock price from a low of $3.34 on June 29, 2010, to a price of $10.40 per share on April 14, 2011, the day before the Proposed Acquisition was announced. Even more important than the threefold increase in stock price, however, the Company is once again demonstrating that it has a strong business model and a bright future.

36. In fact, just a few weeks ago, on March 4, 2011, Bronco issued a press release announcing its financial and operational results for the fourth quarter and fiscal year ended December 31, 2010. According to the press release, revenues for the fourth quarter of 2010 were up over 230%, going from $15.9 million in 2009 to $37.3 million in 2010. Further, the Company lessened its quarterly net loss from $18.8 million in the third quarter of 2010 and $6.1 million in the fourth quarter of 2009 to a net loss of only $2.5 million in the fourth quarter of 2010. The Company also reported that it would have produced earnings per share of $0.06 per share, but for the presence of several non-recurring charges totaling $4 million.

37. The operational results of the Company were also up from prior quarter and yearly measures. In the fourth quarter of 2010 Bronco increased its revenue days to 2,152 compared to 2,060 from the third quarter of 2010 and 1,049 in the fourth quarter of 2009. Further, utilization for the fourth quarter of 2010 was 96% on 24 operating rigs compared with 65% on 34 operating rigs in the third quarter of 2010 and 31% on 37 operating rigs in the fourth quarter of 2009.

38. The Company also posted considerable gains in revenue for fiscal year 2010 compared to fiscal year 2009- as revenue $124.4 million for 2010 compared to $102.9 for 2009. Lastly, the Company generated a greater adjusted EBITDA of $19.0 million compared to adjusted EBITDA of $10.9 million in the previous year.

39. These results were reiterated by the Company when it filed its annual report with the SEC on Form 10-K on March 15, 2011.

40. It is against this backdrop that the Individual Defendants seek to lock out the Class from the Company’s future earnings potential and instead seek to sell the Company at an inadequate price and pursuant to a flawed process.

41. As a result of the Defendants’ actions, plaintiff and the Class will suffer irreparable injury in that, as a result of an unfair process, they will not receive their fair portion of the value of Bronco’s assets and businesses and will be prevented from obtaining a fair price for their common stock.

42. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Bronco’s valuable assets and businesses all to the irreparable harm of the Class.

43. Plaintiff and the other members of the Class have no adequate remedy at law.

CAUSE OF ACTION

AGAINST THE INDIVIDUAL DEFENDANTS FOR

BREACHES OF FIDUCIARY DUTIES

44. Plaintiff realleges and incorporates each and every paragraph above as though fully set forth herein.

45. The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Bronco and put their own personal interests and the interests of Chesapeake ahead of the interests of the Bronco public shareholders and have used their control positions as officers and directors of Bronco for the purpose of reaping personal gain for themselves at the expense of Bronco’s public shareholders.

46. The Individual Defendants failed to (a) undertake an adequate evaluation of Bronco’s worth as a potential merger/acquisition candidate; (b) take adequate steps to enhance Bronco’s value and/or attractiveness as a merger/acquisition candidate; (c) effectively expose Bronco to the marketplace in an effort to create an active and open auction for Bronco; or (d) act independently so that the interests of public shareholders would be protected. Instead, Defendants have set an acquisition price for the shares ol’ Bronco stock that does not reflect the true value of Bronco and without an appropriate premium.

47. While the Individual Defendants should seek out other possible purchasers of the assets of Bronco or its stock in a manner designed to obtain the highest possible price for Bronco’s shareholders, or seek to enhance the value of Bronco for all its current shareholders, they have instead resolved to wrongfully allow the Defendants to obtain the valuable assets of Bronco at a bargain price, which under the circumstances here, disproportionately benefits the Defendants to the detriment of the Company’s shareholders.

48. These tactics pursued by the Defendants are, and will continue to be, wrongful, unfair and harmful to Bronco’s public shareholders, and arc an attempt by certain Defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the Bronco public stockholders. These maneuvers by the Defendants will deny members of the Class their right to share appropriately in the true value of Bronco’s valuable assets, future earnings and profitable businesses to the same extent as they would as Bronco’s shareholders.

49. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Transaction, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

50. Because the Individual Defendants dominate and control the business and corporate affairs of Bronco and because they are in possession of private corporate information concerning Bronco’s businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Defendants and the public shareholders of Bronco which makes it inherently unfair to Bronco’s public shareholders.

51. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Bronco and its public shareholders.

52. As a result of the actions of the Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Bronco’s assets and business in exchange for their Bronco’s shares, and have been and will be prevented from obtaining a fair price for their shares of Bronco common stock.

53. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class for which Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Bronco’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 19, 2011
William B. Federman, OBA #2853 FEDERMAN & SHERWOOD 10205 North Pennsylvania Avenue Oklahoma City, OK 73120 (405) 235-1560

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP Gregory M. Nespole Demet Basar Martin E. Restituyo 270 Madison Avenue New York, NY 10016 (212) 545-4600

LAW OFFICES OF BRUCE G. MURPHY Bruce G. Murphy, Esq. 265 Llwyds Lane Vero Beach, FL 32963 (772) 231-4202 Counsel for P1aintiff

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

FRANK KRAMER, On Behalf Of Himself And All Others Similarly Situated,	Case No.

Plaintiff,	CJ-2011-2627

v.

BRONCO DRILLING COMPANY, INC., D. FRANK HARRISON, RICHARD B. HEFNER, GARY C. HILL, DAVID W. HOUSE, WILLIAM R. SNIPES, and CHESAPEAKE ENERGY CORPORATION,

Defendants.

ENTRY OF APPEARANCE

COMES NOW William B. Federman of the firm FEDERMAN & SHERWOOD and hereby enters his appearance herein on behalf of Plaintiff Frank Kramer.

Respectfully submitted,

William B. Federman (OBA#2853) FEDERMAN & SHERWOOD 10205 N. Pennsylvania Avenue Oklahoma City, OK 73120 Phone: (405) 235-1560 Fax: (405) 239-2112 wbf@federmanlaw.com